UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit No.	Description	Page No.
99.1	News Release dated October 22, 2003	1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: 22 October 2003

By:  s/ George Valentine

George Valentine

Vice President, General Counsel

and Corporate Secretary

Exhibit 99.1

News Release

For Immediate Release

IPSCO EXPANDS RED DEER WORKS

[Lisle, Illinois] [October 22, 2003] -- IPSCO Inc. (NYSE/TSX: IPS) announced today it will construct a second pipe finishing facility at its Red Deer, Alberta Pipeworks. The line will be fully operational in the second quarter of 2004 and will significantly expand IPSCO’s finishing capability for casing and line pipe.

“This addition will not only increase finishing capacity, it will allow us to better optimize our production flows and respond to customer demands”, said IPSCO’s Vice President and General Manager, Tubular Products, David Britten. Upon completion of the project, the new mill should provide up to 50 new jobs at the Red Deer facility when operating at full capacity. Britten also added that he was pleased IPSCO Red Deer employees, represented by Ironworkers Local Union 805, have agreed to a two-year extension to the current collective agreement, which will now expire December 31, 2007.

IPSCO operates steel mills at three locations and pipe mills at six locations in Canada and the United States. As a low cost North American steel producer, IPSCO has a combined annual steel making capacity of 3,500,000 tons. The Company’s tubular facilities produce a wide range of tubular products including line pipe, oil and gas well casing and tubing, standard pipe and hollow structurals.

For further information on IPSCO, please visit the company’s web site at www.ipsco.com.

This news release contains forward-looking information with respect to IPSCO's operations. Actual results may differ from these forward looking statements due to numerous factors including potential markets and demand for the materials produced, levels of potential imports, costs and performance of capital equipment, production levels, market forces, North American pricing of steel and pipe products, pricing of energy and raw material inputs, outcome of trade and safeguard cases and other matters. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission, including those in IPSCO's Annual Report for 2002 and Form 40F.

Company Contact:

David Britten, Vice President and General Manager, Tubular Products

Tel. 630-810-4792

Release #03-27

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